Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-183740

September 6, 2012

$275,000,000

HealthSouth Corporation

5.75% Senior Notes due 2024

Issuer:	HealthSouth Corporation

Size:	$275,000,000

Maturity:	November 1, 2024

Coupon:	5.75%

Offering Price:	100.00% of face amount, plus accrued interest if any, from September 11, 2012

Yield to Maturity:	5.75%

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2013

Equity Clawback:	Up to 35% at 105.75% until November 1, 2015

Optional Redemption:	Make-whole call at T+50 basis points to November 1, 2017, then:

	On or after:
	November 1, 2017	102.875%
	November 1, 2018	101.917%
	November 1, 2019	100.958%
	November 1, 2020 and thereafter	100.000%

Underwriting Discount:	2.00%

Net Proceeds to Issuer Before Expenses:	$269,500,000

Trade Date:	September 6, 2012

Settlement:	T+3; September 11, 2012

Denomination:	$2,000, and integral multiples of $1,000 in excess thereof.

CUSIP/ISIN:	CUSIP: 421924 BK6
	ISIN: US421924BK63

Ratings*:	B1/BB- (Moody’s/S&P)

Joint Book-Running Managers:	Wells Fargo Securities, LLC
	Barclays Capital Inc.
	Citigroup Global Markets Inc.
	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc.

Change in Offering Size

The aggregate principal amount of notes to be issued in the offering increased from $250,000,000 to $275,000,000. As a result of the increase, total capitalization will increase by the net amount of the increased debt, as set forth under “Capitalization” in the Preliminary Prospectus Supplement.

Information presented in the Preliminary Prospectus Supplement dated September 6, 2012 is deemed to have changed to the extent affected by the changes described herein.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by contacting any of the Joint Book-Running Managers at Wells Fargo Securities, 550 South Tryon Street, 7th Floor, Charlotte, NC 28202, Attention: Client Support, MAC D1086-070, Telephone: (800) 326-5897 or by emailing cmclientsupport@wellsfargo.com; Barclays Capital Inc., (888) 603-5847; BofA Merrill Lynch, (800) 294-1322; Citigroup, (877) 858-5407; Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, Telephone: (866) 471-2526, Facsimile: (212) 902-9316 or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan, 383 Madison Avenue, New York, NY 10179, attention: High Yield Syndicate, (800) 245-8812, HY_syndicate@jpmorgan.com; Morgan Stanley & Co. Incorporated, (212) 761-6217; RBC Capital Markets, Attn: High Yield Capital Markets, Three World Financial Center, 200 Vesey Street, 10th Floor, New York, NY 10281-8098, (877) 280-1299; or SunTrust Robinson Humphrey, (404) 926-5052.

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